I, Steve Tokarz, certify that: (1) the financial statements of Peptinovo Biopharma Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of Peptinovo Biopharma Inc. included in this Form reflects accurately the information reported on the tax return for Peptinovo Biopharma inc. filed for the fiscal year ended 2023.

Signed by:

Steve Tokarz (PBI)

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Steve Tokarz, CEO